September 26, 2025

Wah Fu
Chief Executive Officer
International Endeavors Corporation
Unit 2, Level 6
Westin Centre
26 Hung To Road
Kwun Tong, Hong Kong

       Re: International Endeavors Corporation
           Registration Statement on Form 10-12G
           Filed May 30, 2025
           File No. 000-55649
Dear Wah Fu:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:   Jenny Chen-Drake